October 18, 1995

Bull & Bear Funds II, Inc.
11 Hanover Square
New York, New York  10005

Dear Sir or Madam:

         Bull & Bear Funds II, Inc. ("Company") is a corporation organized under the laws of the State of Maryland. The Company currently has three series of shares of capital stock outstanding: Bull & Bear Dollar Reserves, Bull & Bear Global Income Fund and Bull & Bear U.S. Government Securities Fund. We understand that the Company is about to file Post-Effective Amendment No. 51 to its registration statement on Form N- 1A for the purpose of registering additional shares of capital stock of the Company under the Securities Act of 1933, as amended ("1933 Act"), pursuant to Section 24(e)(1) of the Investment Company Act of 1940, as amended ("1940 Act").

         We have, as counsel, participated in various corporate and other proceedings relating to the Company. We have examined copies, either certified or otherwise proved to be genuine, of the Company's Articles of Incorporation and By-Laws, as now in effect, and other documents relating to its organization and operation. Based upon the foregoing, it is our opinion that the shares of capital stock of the Company currently being registered pursuant to Section 24(e)(1) as reflected in Post-Effective Amendment No. 51, when sold in accordance with the Company's Articles of Incorporation and ByLaws, will be legally issued, fully paid and non-assessable, subject to compliance with the 1933 Act, the 1940 Act and applicable state laws regulating the offer and sale of securities.

         We hereby consent to this opinion accompanying Post-Effective Amendment No. 51 to the Company's registration statement which you are about to file with the Securities and Exchange Commission.



                                                    Sincerely,
                                            KIRKPATRICK & LOCKHART LLP


                                               By:  /Arthur J. Brown/
                                                    Arthur J. Brown


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